

Mail Stop 4561   April 8, 2008

Ms. Nancy E. Grady, President
State Street Bank and Trust Company of New Hampshire
20 Trafalgar Square
Suite 449
Nashua, NH 03063

>   **Re: American Bar Association Members/ State Street Collective Trust**
>   **Registration Statement on Form S-1**
>   **Filed March 7, 2008**
>   **File No. 333-149594**
>
>   **Annual Report on Form 10-K**
>   **File No. 033-50080**

Dear Ms. Grady:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General Comments

1.   Please provide a detailed analysis of why each individual fund should not be a separate registrant under the 1933 Act. We note that you provide separate financial statements for each fund in the Form 10-K. We have also noted your response letter dated April 24, 2003;

however, the response addresses historical practice rather than the legal basis for your conclusion that the funds are not separate registrants.

2.   When you file an amendment, please ensure that you indicate by check mark whether you are a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company which is required for the S-1 cover page for the registration statement.

3.   Please submit a copy of any advertising to be used in connection with this offering.

4.   Please discuss all risks associated with the Collective Trust and individual Funds in a separately captioned risk factors section. As applicable, please address risks associated with changes in government regulations, changes in market conditions, potential conflicts with the trustee, conflicts State Street may have as an advisor to multiple funds, liquidity in the event a substantial number of investors seek to have their investment distributed to them, and all other material risks. The risk factors section must immediately follow the summary section of the prospectus. In addition, please provide sub-captions for each risk factor that adequately describe the risk. Refer to Item 503(c) of Regulation S-K.

5.   On the cover page and at other points in the registration statement, you indicate that large-cap companies have a market capitalization of greater than $1 billion while mid-cap companies have a market capitalization between $1 billion and $12 billion. Additionally, you define small-cap companies as those with a market capitalization of $2.5 billion or less on page 46. It appears, based on these definitions, that a small-cap company and a mid-cap company could also be considered a large-cap company. Please explain how you distinguish a large-cap company from a mid-cap company and a small-cap company for purposes of fund investment. Please add this disclosure to the separate fund sections. Additionally, on the cover page, please define small-cap companies.

6.   We note that investors are permitted to transfer investments among the various funds on a daily basis. Please tell us whether each transfer is viewed as a separate purchase of units, which would count against the amount of units covered by this registration statement.

7.   Please avoid the defined term "Investment Options." The common meaning of the term investment option appears to be applicable in the context of your prospectus. Using a defined term, however, may suggest that the Trust or the Funds are issuing options as a separate security. Please revise throughout the prospectus.

Prospectus Cover Page

8.   Please limit the cover page to one page. Refer to Item 501(b) of Regulation S-K.

9.   Please revise to state the amount of securities being offered by the prospectus. The amount
        should include the $500 million of units being registered on this registration statement as
        well as any additional units that you will carry forward from the previous registration
        statement under Rule 429. Also, please disclose the offering price of the securities. Refer
        to Item 501(b)(2) and (3) of Regulation S-K.

Historical Return Information, page 6

10.   Refer to the table on annual total returns on page 9. Please revise the footnote describing
        "composite benchmark" to provide a more detailed explanation of how the returns were
        calculated. Also, please tell us why you believe a composite benchmark is an appropriate
        comparison for these funds, as opposed to other actual retirement date funds.

Stable Asset Return Fund, page 25

Investment Guidelines and Restrictions and Risk Factors, page 26

11.   Please add a risk factor to address the impact on investors of not valuing the assets of the
        Fund at fair market value.

Valuation of Units, page 28

12.   Please expand your description of valuation to provide disclosure similar to that contained
        in Note 2 to your financial statements. We note the disclosure on pages F-157 through
        F-161 of the Form 10-K.

Large-Cap Value Equity Fund, page 36

Risk Factors, page 36

13.   Please add a risk factor specifically addressing the risks associated with the use of
        derivatives as contemplated on page 37. For example, please disclose the risk that the swap
        market is relatively new and largely unregulated. Additionally please disclose risks
        associated with futures and options contracts. Provide similar disclosure relating to the use
        of derivatives in each other fund as applicable.

14.   Please add a cross-reference to the risk factors associated with the Stable Asset Return Fund
        to address the risks associated with investing in government obligations and other short-
        term investments in light of the disclosure that this Fund may invest in those instruments for
        defensive purposes. Provide similar disclosure relating to the use of derivatives in each
        other fund as applicable.

Large-Cap Growth Equity Fund, page 38

Risk Factors, page 39

15.   Please add a risk factor to address potential conflicts Capital Guardian may have in advising both the Balanced Fund and the Large-Cap Growth Equity Fund. For example, if Capital Guardian would have an incentive to favor the Balanced Fund in making recommendations on securities purchases based on this Fund paying higher fees, please disclose.

Index Equity Fund, page 40

Risk Factors, page 41

16.   Please add a risk factor to address the risks associated with "tracking errors."

Small-Cap Equity Fund, page 46

Risk Factors, page 46

17.   Please add a risk factor to address potential conflicts Wellington Management may have in advising both the Mid-Cap Value Equity Fund and the Small-Cap Equity Fund. For example, if Wellington Management would have an incentive to favor the Small-Cap Equity Fund in making recommendations on securities purchases based on this Fund paying higher fees, please disclose.

International Equity Fund, page 49

Risk Factors, page 50

18.   Please add a risk factor regarding the limitation on an investor's ability to transfer into the International Equity Fund.

Information with Respect to the Funds

Valuation, page 54

19.   We note that the number of units purchased with a contribution or transfer will be based on the value of the Fund as of the end of the regular trading session of the New York Stock Exchange. Please revise to clarify whether the funds themselves are traded on the NYSE. If not, please disclose whether daily information on net asset value of the funds is available to Participants and where that information can be found. Provide similar disclosure with respect to valuation of the Retirement Date Funds.

State Street and State Street Bank, page 66

20.   Please clarify, if true, that Ms. Halberstadt became the Vice President of State Street and
        State Street Bank in January 1999 or provide the correct date.

21.   Please provide information regarding the directors of State Street as the directors have
        responsibility for the functions with respect to audit matters relating to the Collective Trust
        and have taken responsibility for the S-1 filing. Please provide this information in the 10-K
        filing as well.

Transfers Between Investment Options and Withdrawals

Frequent Trading; Restrictions on Transfers, page 73

22.   We note that State Street may be forced to limit or suspend withdrawals and transfers from
        the Stable Asset Return Fund if the amount of liquid assets is insufficient to satisfy all
        withdrawal and transfer requests. Please explain to us why this disclosure is limited to the
        Stable Asset Return Fund and why this situation would not arise with any of the other
        funds.

Deduction and Fees

Program Expense Fee, page 74

23.   Please revise to describe the specific services performed by State Street Bank and ARF,
        respectively, for which the program expense fee is paid. We note that the services
        performed by State Street Bank in connection with the other fees are more clearly disclosed.
        Also, please revise to clarify why the program expense fee and other fees are paid to State
        Street Bank rather than directly to the Trustee.

24.   We note that the program expense fees are a percentage of the total assets in the Program
        and that the fees are paid directly from the assets of the Funds and the Retirement Date
        Funds. Please revise to clarify whether each fund pays an equal portion of the fee or if the
        fee amount is paid on a pro rata basis, based on the assets in each Fund and Retirement Date
        Fund. Provide similar clarification with respect to the other fees.

Retirement Date Funds Fee, page 75

25.   Please revise to explain why there is an additional fee associated with the Retirement Date
        Funds and describe more specifically the services associated with this fee. Currently, it is
        not clear how the Retirement Date Funds Fee is different from the trust, management, and
        administration fees.

Federal Income Tax Considerations, page 83

26.   We note the statement that there is no discussion in the prospectus of the reporting and
        disclosure or fiduciary requirements of ERISA. Please reconcile this statement with the
        disclosure provided under the heading "ERISA and Fiduciary Obligations," beginning on
        page 80.

27.   We note that you have not received a written opinion of tax counsel with respect to the tax
        matters discussed in the prospectus. Please tell us your basis for excluding the tax opinion
        considering the requirements of Item 601(b)(8) of Regulation S-K.

Part II – Exhibits

28.   Please file your legal opinions with the next amendment or provide draft opinions for us to
        review. We must review the opinions before the registration statement is declared effective
        and we may have comments.

Form 10-K for the year ended December 31, 2007

General

29.   Where applicable, please revise your 10-K in accordance with the comments made
        regarding your S-1 filing.

30.   On the cover page of the 10-K filed on February 29, 2008, you identify yourself as a well-
        known seasoned issuer. Please clarify how you are a well-known seasoned issuer under
        Rule 405 in light of the fact that there is no public trading market for your securities.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 74

31.   Please revise to provide disclosure covering the three-year period covered by the financial
        statements and use year-to-year comparisons or any other formulas that enhance a reader's
        understanding. Refer to Instruction 1. to Item 303(a) of Regulation S-K. Provide this
        disclosure in all future filings and tell us in your response letter how you intend to comply.

Certifications

32.   We note that the identification of the certifying individual at the beginning of the
        certification required by Exchange Act Rule 13a-14(a) also includes the title of the
        certifying individual. Considering that the certifications must be signed in a personal
        capacity, please confirm to us that your officers signed such certifications in a personal

capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at (202) 551-3468 or Linda van Doorn, Senior Assistant Chief Accountant at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Andrew H. Shaw, Esquire (by facsimile)